Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: December 1, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On December 1, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

ReserveOne reposted

Coinbase Institutional @CoinbaseInsto · 6h

On the Record Ep.2 is live.

@johnjdagostino sits down with @ReserveOne_'s @sebastianbea to get real about what moves institutional crypto.

From BlackRock to crypto, Sebastian has seen every market cycle.

In this episode, he shares:

- Why this moment is different.
- Why a multi-diversified asset DAT is within reach.
- Why institutional capital is up for the taking.

Watch now ↓

Now that's exciting
0:47

2 4 18 2.7K

Sebastian Bea, President and Chief Investment Officer of ReserveOne, was interviewed by John D’Agostino at Coinbase Institutional. The excerpt of the transcript is provided below.

John D’Agostino: Hi everyone, Coinbase Institutional is proud to present another installment of On the Record with me, John D’Agostino. I’m here today with Sebastian Bea, the President and CIO of ReserveOne. Thanks for coming, Sebastian.

Sebastian Bea: Great to be here. Great to see you.

John D’Agostino: Good to see you.

Now, ReserveOne is, upon closure, going to be a diversified digital asset treasury firm. And you’ve been very vocal about the importance of yield-bearing, diversified digital asset treasury firms. So walk me through why that’s so important.

Sebastian Bea: Well, similar to Coinbase, we’re focused on the client and the next wave of capital to bring into the crypto ecosystem, right? And our view is that this next wave of capital needs a slightly different, or actually in our case, significantly different package of tokens and strategies to bring in that next set of, let’s say, probably older, more experienced, more conservative investors, right? And those investors in general, and we could categorize that as, you know, the clients of registered investment advisors in the United States of America. They don’t want to sift through a Bitcoin debt, an Ethereum debt, a Solana debt, or name your token. In their world, they buy diversified exposure. And they haven’t done almost anything here. So the first step for them is actually, we think, going to be something that embraces diversification.

So that’s one of the biggest drivers. We think that to build this next bridge, the bridge has to look a little different.

John D’Agostino: So a big part of your strategy is yield generation.

Now you can’t get yield without taking some degree of risk. How do you think about risk management, particularly as a public company, as it relates to yield generation?

Sebastian Bea: Great question. Risk is very important.

But yield is actually a function not only of risk, but also illiquidity. One of the benefits of being a digital asset treasury as compared to an ETF, is that we actually, as a permanent vehicle, have much more liquidity that we can take advantage of. And that’s another way by which we can actually lean into these assets, lean into the ecosystems to generate more yield.

If you want to make yield, but only are going to lend for a day, that rate is pretty low. If you’re willing to lend your token for a month, or six months, or a year, and this is just the lending market, for example, those rates increase with the amount of illiquidity that you’re willing to take. So it’s really important to understand that, yes, there’s obviously risk whenever you’re deploying your assets to seek yield.

But one of the dimensions where you can seek yield and not take more risk necessarily is through more illiquidity. Now, to more directly answer your question on risk, the risk curve in crypto is a little bit different than it is in the traditional financial system. In traditional finance, if you want to get higher yield, and eventually what sometimes people refer to as fool’s yield and high yield, you’re taking increasingly poor credit quality.

In the crypto ecosystem, it’s actually a little bit different, because in general, as you go further out the risk curve, you tend to take more complexity risk. Meaning, are you going to engage in DeFi, right? And what are the issues that come there? That’s not a credit risk story. That’s actually more of a protocol risk story. Is your protocol that you’re using, can it get hacked, right? Have you done a smart audit, a smart contract audit? There’s other issues the further out the curve that you go, but that’s maybe on a high level how we think about it.

John D’Agostino: So you outlined duration risk. You’ve outlined, I think as you elegantly call it, complexity risk. What about geography? Are you able to access yield from outside the US, or is it mostly internal to US?

Sebastian Bea: Well, this is a great question.

And actually, there are no great answers as to what a US entity can or can’t do past its borders in certain dimensions. Now, specifically, this is in DeFi, which DeFi operates outside of all borders, but in reality, we are still bound by the laws and the regulations of the US and things like the Bank Secrecy Act, AML, KYC. So in this instance, the risk here that we’re trying to think through is, can we deploy our assets in certain pools? And the question there is, are we confident that we can follow the rules around AML, KYC to ensure that we are not engaging in anything that would be close to being viewed as money laundering? This is a key question that’s still basically unresolved.

More recently, the Treasury issued an RFI that was due October 17th of this year, specifically asking the community, saying, how can we detect illicit activity on blockchains? Which is another way of saying, how can we enable institutional usage of DeFi? Now, that’s exciting because they’re engaging, but it’s also telling you that the roads are not clear, right? And so we have to engage, we have to study it, but we have to be very careful when we deploy our assets because some of the rules are not written yet and we have to make sure we don’t end up on the wrong side of where rules end up getting written.

……

John D’Agostino: Your team, board and management company, represent a blending of traditional finance. I’ll point out because I know your team well, the highest levels of traditional finance and the highest levels of native crypto. How does that give you an advantage?

Sebastian Bea: It’s a great question. If I think across the entire team, we have this unique blend that I think will help us be that new bridge that’s needed for the next cycle of digital asset treasuries. What’s happened thus far has been single asset digital, single asset digital asset treasuries.

But as we were speaking earlier, that has only brought in so much capital, right? How do we unlock the rest of this ecosystem to the broader market? It probably means that the makeup of the team and the strategy has to be substantially different. So I think when I look at our team, whether it is our crypto knowledge or traditional markets knowledge, I think those two things bookend this transition that’s occurring. And so we really, I think, are best positioned for the next big wave because we have a better sense of what traditional finance really needs, given our traditional finance experience.

But we also have a native understanding of what is happening and what it’s going to take to bring those opportunities to a traditional environment. So maybe just basically summarizing, we understand both of these worlds probably in a unique way.

John D’Agostino: I mean, DATs have been extraordinary, but I don’t think anyone had former Commerce Secretary Wilbur Ross and a co-founder of Tether on their bingo card being on the same board. It’s a real achievement.

Sebastian Bea: Well, I think maybe to better answer your question, the existence of ReserveOne and what we’re seeking to build right now and the team that we put together is a sign of the times, right? That the time is now for crypto because it’s actually becoming real in the real economy, right? It is actually changing how people save. Right, Bitcoin. It’s actually changing how people spend stablecoins, right? And it’s going to change how people invest, with tokenization.

Those two things have already happened and the third one is right around the corner, right?

John D’Agostino: Right.

Sebastian Bea: And now how does that really happen at scale? We’re going to have to have a different team and that’s what we have.

……

John D’Agostino: Sebastian, what will signal to you that diversified yield-bearing digital asset strategies like ReserveOne have truly gone mainstream?

Sebastian Bea: Well, we have more copycats. Right now, we’ve just gone through the capital market, the capital raising process. And as it stands today, based on the information that we have, we believe to be the only scale digital asset treasury that’s expected to launch relatively soon. Now, we like being early. We like being different, right? But that doesn’t tell us that the market has necessarily come around to us as of yet, right?

What we would expect is as we get more legislation passed, specifically the Clarity Bill in D.C., and then we get clarity as to how these assets are treated, that will drive a lot more willingness of investors to invest across a broader kind of range of assets. And then that would then make it easier for investors to look at a platform like ReserveOne, which we are building. Today, you’ve really had clarity in Bitcoin, right? And somewhat in Ethereum, but that’s been, you know, either forced through law, through a court or through a political process.

We haven’t had a legal process that has now created new regulations and made things clear. That’s likely to happen, we think, next year. And that’s likely to drive, we think, more investors to demand diversified portfolios and more people competing in our space.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in (i) Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K and (ii) M3-Brigade’s Current Reports on Form 8-K filed with the SEC on May 27, 2025 and June 18, 2025. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and Pubco, expected operating costs of Pubco, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and M3-Brigade, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3 Brigade or any other person that the events or circumstances described in such statement are material.

13